UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December, 2025

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc

2 December 2025

NatWest Group plc

2025 Bank of England stress test results

2 December 2025

NatWest Group ("the Group") notes the announcement made today by the Bank of England ("BoE") regarding the results of its 2025 stress test. The test explores whether the Group has sufficient capital to withstand a severe but plausible scenario starting with the Group's balance sheet as at 31st December 2024, and compares the theoretical Common Equity Tier 1 ("CET1") ratio and Tier 1 leverage ratio positions of the Group before and after the impact of strategic management actions.

Under this scenario, the Group's low point CET1 ratio would have been 11.1% (December 2024 actual: 13.6%), and the Group's low point Tier 1 leverage ratio would have been 4.7% (December 2024 actual: 5.0%), both significantly ahead of the stress minimum requirement, and sufficient to ensure that no strategic management actions would be required.

Commenting on the results, Katie Murray, Chief Financial Officer, said:

"This exercise has highlighted again the strength of NatWest Group's balance sheet, delivering sustainable value creation and strong distributions for shareholders.

The results also reflect the continued strengthening of our balance sheet since the 2022/23 Stress Test, underpinning our ability to support our customers and the broader economy, including under a severe stress scenario."

For further information, please contact:

Investor Relations

+44 (0) 20 7672 1758

Media Relations

+44 (0) 131 523 4205

Forward-looking statements

This announcement may include forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements with respect to NatWest Group's financial condition, results of operations and business, including its strategic priorities, financial, investment and capital targets, and climate and sustainability related targets, commitments and ambitions described herein. Statements that are not historical facts, including statements about NatWest Group's beliefs and expectations, are forward-looking statements. Words, such as 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'target', 'goal', 'objective', 'may', 'outlook', 'prospects' and similar expressions or variations on these expressions are intended to identify forward-looking statements. In particular, this announcement may include forward-looking statements relating, but not limited to: NatWest Group's outlook, guidance and targets (including in relation to RoTE, total income, other operating expenses, loan impairment rate, CET1 ratio, RWA levels, payment of dividends and participation in directed buybacks), its financial position, profitability and financial performance, the implementation of its strategy, its access to adequate sources of liquidity and funding, its regulatory capital position and related requirements, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and uncertainties, exposure to third party risk, operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk and the impact of climate and sustainability related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's 2024 Annual Report and Accounts on Form 20-F, NatWest Group's Interim Management Statement for Q1, H1 and Q3 2025 on Form 6-K, and its other public filings. The forward-looking statements contained in this announcement speak only as of the date of this announcement and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	02 December 2025	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary